[redacted]

DD 2-20-13

na 2/20

SEC Mail Processing Section

FEB 19 2013

Washington DC 400

SECURITI 13011350 ON

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50658

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saperston Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

172 Lake Street
(No. and Street)

Hamburg (City) New York (State) 14075 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen L. Saperston (716) 649-9800 x213
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dansa & D'Arata
(Name – *if individual, state last, first, middle name*)

361 Delaware Avenue (Address) Buffalo (City) New York (State) 14203 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 2/22/13

OATH OR AFFIRMATION

I, Karen L. Saperston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saperston Asset Management, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIAN SCHIRALLI
NOTARY PUBLIC, STATE OF NEW YORK
REGISTRATION No. 01SC6205751
QUALIFIED IN ERIE COUNTY
My Commission Expires May 11, 2013

Karen L. Saperston, Pres
Signature

President
Title

Marian Schiralli
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DANSA & D'ARATA LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILATION

To the Board of Directors of
Saperston Asset Management, Inc.
Buffalo, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Saperston Asset Management, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

Procedure 1:
Procedure - Compare the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

Findings - We compared the listed assessment payments to copies of check number 1258 dated July 15, 2012 for $2,381 and check number 1598 dated January 16, 2013 for $2,068. No exceptions were noted.

Procedure 2:
Procedure - Compare the amounts reported on the Form X-17A-5 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012.

Findings - We compared the total revenue and total interest expense reported in Form X-17A-5 for each of the quarters ended March 31, 2012, June 30, 2012, September 30, 2012, and December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012. No exceptions were noted.

Procedure 3:
Procedure - Compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

Findings - We compared the adjustments reported in Form SIPC-7 to amounts reported in the Company's trial balance for the year ended December 31, 2012. No exceptions were noted.

Procedure 4:
Procedure - Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

Findings - We tested the arithmetical accuracy of the calculations in Form SIPC-7 and in the Company's trial balance for the year ended December 31, 2012, which supported the adjustments. No exceptions were noted.

Procedure 5:
Procedure - Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, if applicable.

Findings - Not applicable, as the Company did not apply an overpayment to the current assessment.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dannen & DeLuca LLP

Buffalo, New York
January 16, 2013

DANSA & D'ARATA LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

SAPERSTON ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2012 AND 2011
WITH
INDEPENDENT AUDITORS' REPORT

SAPERSTON ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2012 AND 2011
WITH
INDEPENDENT AUDITORS' REPORT

SAPERSTON ASSET MANAGEMENT, INC.

TABLE OF CONTENTS

DANSA & D'ARATA LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Saperston Asset Management, Inc.
Buffalo, New York

We have audited the accompanying balance sheets of Saperston Asset Management, Inc. as of December 31, 2012 and 2011, and the related statements of income, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saperston Asset Management, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

361 Delaware Avenue Buffalo, New York 14202 P: [716] 842-3900 F: [716] 883-2963 www.darata.com

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on page 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on page 14 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page 14 is fairly stated in all material respects in relation to the financial statements as a whole.

Dansa & D'Arata LLP
Buffalo, New York
January 16, 2013

SAPERSTON ASSET MANAGEMENT, INC.

BALANCE SHEETS
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	**$ 735,302**	$ 794,826
Accounts receivable	**109,444**	151,840
Other assets	**17,320**	14,064
Total current assets	**862,066**	960,730
PROPERTY AND EQUIPMENT, net	**45,450**	58,506
	$ 907,516	$ 1,019,236
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Advances from stockholder and affiliate	**$ 9,166**	$ 9,283
Accounts payable	**5,987**	12,817
Accrued expenses	**62,301**	65,189
Deferred income taxes	**5,475**	7,450
Liabilities subordinated to claims of general creditors	**290,000**	290,000
Total current liabilities	**372,929**	384,739
STOCKHOLDER'S EQUITY:		
Common stock - no par value, 1,500 shares authorized, 1,000 shares issued and outstanding	**1,000**	1,000
Additional paid-in capital	**341,314**	441,314
Retained earnings	**192,273**	192,183
	534,587	634,497
	$ 907,516	$ 1,019,236

See accompanying notes to financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
REVENUES:		
Commissions	**$ 2,395,542**	$ 3,079,668
Interest, dividends and other	**8,533**	9,485
	2,404,075	3,089,153
OPERATING EXPENSES	**2,372,760**	3,052,482
INCOME FROM OPERATIONS	**31,315**	36,671
INTEREST EXPENSE	**26,100**	26,100
INCOME BEFORE PROVISION FOR INCOME TAXES	**5,215**	10,571
PROVISION FOR INCOME TAXES	**5,125**	8,500
NET INCOME	**$ 90**	$ 2,071

See accompanying notes to financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
BALANCE, beginning of year	**$ 290,000**	$ 290,000
Increases (decreases)	-	-
BALANCE, end of year	**$ 290,000**	$ 290,000

See accompanying notes to financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, January 1, 2011	$ 1,000	$ 241,314	$ 190,112	$ 432,426
Capital contribution	-	200,000	-	200,000
Net income	-	-	2,071	2,071
BALANCE, December 31, 2011	1,000	441,314	192,183	634,497
Return of capital	-	(100,000)	-	(100,000)
Net income	-	-	90	90
BALANCE, December 31, 2012	$ 1,000	$ 341,314	$ 192,273	$ 534,587

See accompanying notes to financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 90	$ 2,071
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	22,756	20,113
Deferred income taxes	(1,975)	150
Net changes in assets and liabilities affecting operating cash flows:		
Accounts receivable	42,396	47,104
Other assets	(3,256)	2,450
Accounts payable	(6,830)	(18,998)
Accrued expenses	(2,888)	13,986
Net cash provided by operating activities	50,293	66,876
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(9,700)	(16,740)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net repayments to stockholder and affiliate	(117)	(109,470)
Return of capital	(100,000)	-
Capital contribution	-	200,000
Net cash provided by (used in) financing activities	(100,117)	90,530
NET CHANGE IN CASH AND CASH EQUIVALENTS	(59,524)	140,666
CASH AND CASH EQUIVALENTS:		
Beginning of year	794,826	654,160
End of year	$ 735,302	$ 794,826
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid during the year	$ 26,100	$ 26,100
Income taxes paid during the year	$ 7,960	$ 6,833

See accompanying notes to financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1. ORGANIZATION

Saperston Asset Management, Inc. (the "Company") was organized to conduct business as a broker-dealer in securities. The Company operates branch offices in Western New York State and Florida to service clients throughout the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents - All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk. Management reviews the financial viability of these institutions on a periodic basis.

Accounts Receivable - Accounts receivable primarily consist of commissions due from the Company's clearing broker related to customer securities transactions. Based on historical experience, management believes that these amounts are fully collectible and has elected not to record an allowance for doubtful accounts as of December 31, 2012 and 2011.

Property and Equipment - Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the assets (5 to 7 years). Maintenance and repair costs are charged to expense as incurred; significant betterments are capitalized.

Customer Securities Transactions - Customer securities transactions and the related commission income and expenses are recorded on a trade date basis.

Income Taxes - Accounting principles generally accepted in the United States of America prescribe a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. At December 31, 2012 and 2011, management determined that the Company had no uncertain tax positions that would fail such recognition criteria.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Advertising - Advertising costs are expensed as incurred, and totaled $84,967 and $74,573 for the years ended December 31, 2012 and 2011, respectively.

Uses of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities. Accordingly, actual results may differ from these estimates.

Subsequent Events - The Company has evaluated events and transactions that occurred between January 1, 2013 and January 16, 2013, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

	2012	**2011**
Vehicles	**$ 54,346**	$ 54,346
Equipment	**64,289**	54,589
	118,635	108,935
Less: accumulated depreciation	**(73,185)**	(50,429)
	$ 45,450	$ 58,506

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2012 and 2011, the liabilities subordinated to claims of general creditors represented 9% interest-bearing unsecured notes from the sole stockholder. The following summarizes the various details of the subordinated notes:

Date of Note	**Due Date**	**2011**	**2010**
August 20, 1998	May 31, 2016	**$ 190,000**	$ 190,000
April 29, 1998	June 30, 2016	**100,000**	100,000
		$ 290,000	$ 290,000

The subordinated borrowings are covered by an agreement approved by FINRA and are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (see Note 7).

5. RELATED PARTY TRANSACTIONS

Amounts due to the sole stockholder and affiliates totaled $9,166 and $9,283 at December 31, 2012 and 2011, respectively. These advances are non-interest bearing and due on demand.

Interest expense related to liabilities subordinated to claims of general creditors totaled $26,100 during the years ended December 31, 2012 and 2011, respectively (see Note 4).

The Company leases office space pursuant to non-cancellable operating leases from a related party (see Note 8). Related party rent expense totaled $84,000 during each of the years ended December 31, 2012 and 2011, respectively.

Consulting fees paid to an affiliated company totaled $215,000 and $160,000 during the years ended December 31, 2012 and 2011, respectively.

6. INCOME TAXES

The provision for income taxes consisted of the following for the years ended December 31:

	2012	2011
Current:		
Federal	$ 4,850	$ 5,700
State	2,250	2,650
	7,100	8,350
Deferred:		
Federal	(1,350)	100
State	(625)	50
	(1,975)	150
Provision for income taxes	$ 5,125	$ 8,500

The provision for income taxes differs from the expected tax expense (computed by applying the U.S. federal corporate tax rate of 34% to income before income taxes) primarily as a result of graduated tax rates and state income taxes. Deferred income taxes result principally from temporary differences between the financial reporting and tax bases of depreciation.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012 and 2011, the Company had net capital of $732,721 and $808,983, respectively, which was $482,721 and $558,983 in excess of its required capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .11 to 1 and .12 to 1 at December 31, 2012 and 2011, respectively.

The Company's unaudited computation of net capital of $732,721 and $808,983 disclosed in Part II A of the previously filed Focus Report as of December 31, 2012 and 2011, respectively, was in agreement with the amount determined in the above paragraph.

8. COMMITMENTS AND CONTINGENCIES

Operating leases - The Company leases office space in Hamburg, New York pursuant to a non-cancellable operating lease from a related party, which requires monthly rental payments of $6,000 through December 2013. Additionally, the Company leases office space in Sarasota, Florida pursuant to a non-cancellable operating lease from a related party requiring monthly rental payments of $1,000 through December 2015. At December 31, 2012, future minimum rental payments due are: 2013 - $84,000; 2014 $ - $12,000; and 2015 - $12,000. Total rent expense for each of the years ended December 31, 2012 and 2011 was $88,200, net of reimbursements.

Contingencies - The Company is involved in various legal matters that have arisen in the ordinary course of business. Management does not expect that the resolution of these legal matters will have a material adverse effect on the Company's results of operations, financial position or cash flows.

* * * * * * * * * * * * *

DANSA & D'ARATA LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

To the Board of Directors of
Saperston Asset Management, Inc.

In planning and performing our audit of the financial statements of Saperston Asset Management, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dansa & D'Arata LLP
Buffalo, New York
January 16, 2013

SAPERSTON ASSET MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
NET CAPITAL:		
Total stockholder's equity	**$ 534,587**	$ 634,497
Additions:		
Allowable subordinated liabilities	**290,000**	290,000
Total available capital	**824,587**	924,497
Deductions:		
Non-allowable assets:		
NASD subscriptions	**3,300**	3,300
Equipment and other assets, net	**45,450**	58,506
Other assets	**5,270**	4,347
Unsecured receivables	**32,296**	41,981
	86,316	108,134
Tentative net capital	**738,271**	816,363
Haircuts:		
Money market funds	**5,550**	7,380
	5,550	7,380
Net capital	**$ 732,721**	$ 808,983
Aggregate indebtedness:		
Current liabilities	**$ 77,454**	$ 87,289
Deferred income taxes	**5,475**	7,450
	$ 82,929	$ 94,739
Net capital	**$ 732,721**	$ 808,983
Minimum net capital	**250,000**	250,000
	$ 482,721	$ 558,983
Aggregated debt to net capital (allowable 15 to 1)	**.11 to 1**	.12 to 1